

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
Peter M. Orser
President and Chief Executive Officer
Weyerhaeuser Real Estate Company
c/o Weyerhaeuser Company
33663 Weyerhaeuser Way South
Federal Way, WA 98003

> **Re:** **Weyerhaeuser Real Estate Company**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed March 28, 2014**
> **File No. 333-193251**

Dear Mr. Orser:

We have reviewed your amendment to the registration statement and have the following comments.

Unaudited Pro Forma Condensed Consolidated Financial Information of Weyerhaeuser Reflecting the Transactions, page 177

1. Please revise your pro forma presentations to separately present the elimination of WRECO's historical financial information from the adjustments to WRECO's historical financial statements for the assets and liabilities that will be retained by Weyerhaeuser. This will allow the presentation to be consistent with the WRECO and TRI Pointe pro forma presentation and allow investors to easily understand the amounts presented in relation to the historical financial statements presented. Please refer to Article 11-02(b)(4) of Regulation S-X for guidance.

Unaudited Pro Forma Condensed Combined Financial Information of TRI Pointe and WRECO, page 181
3. Notes to Unaudited Pro Forma Condensed Combined Balance sheet, page 188

2. Please expand note (m) to disclose the amount of the three items comprising the pro forma adjustment to additional paid-in capital.

4. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, page 189

3. Please expand note (1) to disclose the amount of interest expense recognized by the related party debt that will be repaid with the New Debt. Finally, please explain how you

determined the amount of capitalized interest that would have been recognized as part of cost of home sales.

4. We note that $2.4 million of cost of land and lots sales relates to the Coyote Springs Project. Please clarify why no corresponding revenues for the sale of land and lots was recognized.

Note 19: Real Estate Impairments and Charges, page F-33

5. We note your disclosure that the estimated fair value of the Coyote Springs Property was primarily based on an independent appraisal. Please tell us the nature and extent of the third party's involvement and tell us whether you believe the third party was acting as an expert as defined in the Securities Act of 1933 such that you must disclose the name of the third party in Form S-4 and obtain the third party's consent to be named.

Note 20: Charges for Restructuring, page F-35

6. Please expand your disclosure for your restructuring charges to include the information required by ASC 420-10-50-1.d.

Note 22: Income Taxes, page F-37

7. Please revise your reconciliation to the effective tax rate to separately present adjustments to the valuation allowance in accordance with ASC 740-10-50-9.h.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
    Andrew J. Pitts, Esq.
    D. Scott Bennett, Esq.
    Sandy D. McDade, Esq.